FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Guez, Hubert Abraham	2. Issuer Name and Ticker or Trading Symbol INNOVO GROUP INC. (NASDAQ SM CAP: INNO)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director		10% Owner
							Officer (give title below)	X (*)	Other (specify below)

(Last) (First) (Middle) 5804 E SLAUSON AVENUE	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 03/20/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				Form filed by One Reporting Person
(Street) COMMERCE, CA 90040							X	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	03/20/03	n/a	S		150,000 (1)	D	$2.45	6,337,537 (See 1,2,3,4,5,6,7,8)	I	See Page 2

(*) The reporting person is a member of a Section 13(d) group that owns more than 10% of the issuer’s outstanding common stock.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. The shares were sold in a private transaction by SHD Investments, LLC, of which Mr. Guez’s brother is the manager and which is a member of a “group” for the purposes of Section 13(d) of the Exchange Act. Currently, SHD Investments, LLC solely owns 250,000 shares and currently exercisable warrants aggregating 500,000 shares which have an exercise price of $2.10 per share and an expiration date of 10/29/03.

2.Includes 23,900 shares owned solely by Hubert Guez, who is a member of a “group” for the purposes of Section 13(d) of the Exchange Act.

3 Includes 650,000 shares solely owned by Azteca Productions International, Inc., which is a member of a “group” for the purposes of Section 13(d) of the Exchange Act.

4.Includes 1,863,637 shares and currently exercisable warrants aggregating 1,000,000 shares which have an exercise price of $2.10 per share and an expiration date of 10/29/03 and currently exercisable warrants aggregating 300,000 shares which have an exercise price of $2.10 per share and an expiration date of 10/01/05 and are owned solely by Commerce Investment Group, LLC, which is a member of a “group” for the purposes of Section 13(d) of the Exchange Act.

5.Includes 250,000 shares and currently exercisable warrants aggregating 250,000 shares which have an exercise price of $2.10 per share and an expiration date of 10/29/03 and are owned solely by the Griffin James Aron Guez Irrevocable Trust dated September 13, 1996, which is a member of a “group” for the purposes of Section 13(d) of the Exchange Act.

6.Includes currently exercisable warrants aggregating 250,000 shares which have an exercise price of $2.10 per share and an expiration date of 10/29/03 and are owned solely by the Stephan Avner Felix Guez Irrevocable Trust dated September 13, 1996, which is a member of a “group” for the purposes of Section 13(d) of the Exchange Act.

7.Includes currently exercisable warrants aggregating 1,000,000 shares which have an exercise price of $2.10 per share and an expiration date of 10/29/03 and are owned solely by Integrated Apparel, LLC, which is a member of a “group” for the purposes of Section 13(d) of the Exchange Act.

8.Mr. Guez disclaims beneficial ownership of the securities described in footnotes 1,3,4,5, 6 & 7 and this report shall not be deemed an admission that the Mr. Guez is the beneficial owner of such securities for purpose of Section 16 or for any other purpose.

		/s/ Hubert Abraham Guez	03/24/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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